October 17, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen New York AMT-Free Municipal Income Fund
Registration Statement on Form N-14 8C
(File No. 333-183691)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 8C referenced above be accelerated so that it will become effective as of Monday, October 22, 2012 or as soon thereafter as practicable.

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Sincerely,

NUVEEN NEW YORK AMT-FREE MUNICIPAL INCOME FUND		NUVEEN SECURITIES, LLC

By:	/s/ Kevin J. McCarthy	By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy	Name:	Kevin J. McCarthy
Title:	Vice President and Secretary	Title:	Managing Director